

# For Immediate Release

**FORWARD INDUSTRIES REPORTS RECORD SECOND QUARTER RESULTS:**

**NET SALES MORE THAN DOUBLE TO $11.24 MILLION ON SHARP INCREASE
IN CELL PHONE PRODUCT SALES**

**QUARTERLY EPS OF $.27 VS. $.08**

Pompano Beach, FL, April 21, 2005 – Forward Industries, Inc. (NASDAQ:FORD), a designer and distributor of custom carrying case solutions, today announced record results for its fiscal second quarter and six months ended March 31, 2005.

**Fiscal Second Quarter 2005 Financial Highlights** – Compared to fiscal second quarter 2004:

- Total net sales increased $6.24 million or 125% to a record $11.24 million.

- Cell phone product sales increased $5.36 million or 268% to $7.36 million, driven by sales of "in-box" carrying solutions sold to Nokia and Motorola that are bundled with certain models of their new phones.

- Overall demand for diabetic cases remained strong as sales rose $500,000 or 20% to $3.03 million, driven by particularly strong demand from one major OEM customer.

- Sales of other carrying solutions rose $380,000 or 80% to $850,000.

- Net income more than quadrupled to a record $2.02 million or $.27 per diluted share, from $490,000 or $.08 per diluted share.

**Fiscal First Half 2005 Financial Highlights** – Compared to the six months ended March 31, 2004:

- Total net sales increased $10.66 million or 112% to a record $20.15 million.

- Cell phone product sales increased $8.88 million or 218% to $12.95 million.

- Revenues from diabetic cases rose $1.01 million or 23% to $5.47 million.

- Sales of other carrying solutions increased $770,000 or 80% to $1.73 million.

- Net income increased nearly fivefold to a record $3.38 million or $.48 per diluted share, from $681,000 or $.11 per diluted share.

The tables below set forth the Company's unaudited, condensed consolidated statements of income for the three- and six-month periods ended March 31, 2005 and 2004, the unaudited, condensed consolidated balance sheet as of March 31, 2005, and the audited, consolidated balance sheet as of September 30, 2004 and are derived from the Company's unaudited, condensed consolidated financial statements included in its Form 10-QSB filed today with the Securities and Exchange Commission. Please refer to the Form 10-QSB for complete financial statements and further information regarding the Company's results of operations and financial condition relating to the three- and six-month periods ended March 31, 2005, as well as our Form 10-KSB for the fiscal year ended September 30, 2004 for additional information.

Jerome E. Ball, Chairman and Chief Executive Officer of Forward, commented: "In the quarter just ended we achieved significant revenue increases across all of our product lines and are especially pleased with the continued sharp increase in sales of our cell phone carrying products. The significant increase in our cell phone product sales for the quarter and year to date periods was driven by demand for a limited number of our products by Motorola and Nokia that were bundled as "in box" accessories with some of their handsets that were launched beginning in 2004."

Mr. Ball continued, "Our operating expenses as a percentage of sales declined to 12.0% in the second quarter from 22.5% in the prior year's quarter, as a result of our robust sales growth and our relatively fixed cost structure.  Our ability to grow our top line and with a relatively modest rate of increase in our operating expenses contributed to the highest quarterly fully diluted earnings per share in the Company's history of $.27, despite a $715,000 tax provision and a 16% increase in the number of weighted average shares outstanding as compared to the 2004 quarter."

Mr. Ball further stated, "We closed the quarter with $5.3 million in cash, no long-term debt, and working capital of $11.9 million.  Our cash position was further strengthened during the quarter by the receipt of $1.0 million from the exercise of stock options granted under the 1996 Stock Incentive Plan.  Approximately 1.3 million stock options held by executives and other employees are presently in the money, of which 700,000 expire on or before December 31, 2005.  Although the exercise of these options will have a further dilutive effect on earnings per share in future quarters, Forward's cash position would be strengthened, the degree to which will depend on the number of options exercised."

Mr. Ball concluded, "Based on our expectation that the strong demand for our products being bundled with certain of Motorola's and Nokia's handsets will continue through our third quarter, with difficulty in assessing periods beyond that time, coupled with the overall strength of our other product lines, and our belief in the success of our longstanding relationships with our OEM customers, we remain very optimistic about Forward's prospects for the remainder of the year and look forward to updating you on the Company's performance."

**About Forward Industries**
Forward Industries, Inc. designs and distributes custom carrying case solutions primarily for cellular phones and home medical diagnostic equipment.  The Company sells its products directly to original equipment manufacturers and also markets a line of Carry Solutions under the "Motorola" brand name.  Forward's products can be viewed online at www.fwdinnovations.com and www.forwardindustries.com.

Statements in this press release other than statements of historical fact are "forward-looking statements."  Such statements are subject to certain risks and uncertainties, identified from time to time in the Company's filings with the Securities and Exchange Commission, that could cause actual results to differ materially from those reflected in any forward-looking statements.  These forward-looking statements represent the Company's judgment as of the date of the release.  The Company disclaims, however, any obligation to update these forward-looking statements.

| **CONTACT:** | -or- | **INVESTOR RELATIONS COUNSEL** |
|---|---|---|
| Forward Industries, Inc. | | The Equity Group Inc. |
| Jerome E. Ball, CEO | | Lauren Barbera |
| (954) 419-9544 | | (212) 836-9610 |
| | | lbarbera@equityny.com |
| | | www.theequitygroup.com |

**FORWARD INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF INCOME**
**(UNAUDITED)**

|  | Three Months Ended March 31, | | Six Months Ended March 31, | |
|---|---|---|---|---|
|  | **2005** | **2004** | **2005** | **2004** |
| Net sales | $11,238,283 | $ 5,000,995 | $20,154,173 | $ 9,493,968 |
| Cost of goods sold | 7,105,669 | 3,316,224 | 12,791,464 | 6,339,516 |
| Gross profit | 4,132,614 | 1,684,771 | 7,362,709 | 3,154,452 |
| Operating expenses: | | | | |
| Selling | 767,298 | 681,111 | 1,532,814 | 1,409,333 |
| General and administrative | 584,877 | 445,522 | 1,293,649 | 1,017,655 |
| Total operating expenses | 1,352,175 | 1,126,633 | 2,826,463 | 2,426,988 |
| Income from operations | 2,780,439 | 558,138 | 4,536,246 | 727,464 |
| Other income (expense): | | | | |
| Interest income | 8,314 | 1,968 | 21,621 | 4,193 |
| Other income (expense) - net | (58,586) | (25,813) | 12,736 | 15,784 |
| Total other income (expense) | (50,272) | (23,845) | 34,357 | 19,977 |
| Income before provision for income taxes | 2,730,167 | 534,293 | 4,570,603 | 747,441 |
| Provision for income taxes | 714,553 | 44,700 | 1,189,953 | 66,311 |
| Net income | $2,015,614 | $ 489,593 | $3,380,650 | $ 681,130 |
| Net income per common and common equivalent share | | | | |
| Basic | $0.30 | $0.08 | $0.53 | $0.11 |
| Diluted | $0.27 | $0.08 | $0.48 | $0.11 |
| Weighted average number of common and common equivalent shares outstanding | | | | |
| Basic | 6,621,099 | 6,101,108 | 6,427,187 | 6,063,077 |
| Diluted | 7,438,169 | 6,414,501 | 7,042,164 | 6,370,807 |

**FORWARD INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**

| | March 31, 2005 | September 30, 2004 |
|---|---|---|
| **ASSETS** | (Unaudited) | |
| Current assets: | | |
| Cash and cash equivalents | $5,298,343 | $ 4,487,415 |
| Accounts receivable – net | 8,671,143 | 3,609,559 |
| Inventories | 1,219,231 | 811,694 |
| Prepaid expenses and other current assets | 152,416 | 190,076 |
| Deferred tax asset | 81,598 | 164,413 |
| Total current assets | 15,422,731 | 9,263,157 |
| Property, plant, and equipment - net | 300,965 | 264,043 |
| Deferred tax asset | 451,691 | 617,199 |
| Other assets | 44,467 | 44,967 |
| **TOTAL ASSETS** | $16,219,854 | $10,189,366 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $2,662,685 | $ 1,813,543 |
| Accrued expenses and other current liabilities | 826,382 | 757,026 |
| Total current liabilities | 3,489,067 | 2,570,569 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Preferred stock, 4,000,000 authorized shares, par value $.01; none issued | -- | -- |
| Common stock, 40,000,000 authorized shares, par value $.01; 7,341,331 and 6,789,931 shares issued at March 31, 2005 and September 30, 2004, respectively (including 563,493 held in treasury at such dates) | 73,413 | 67,899 |
| Paid-in capital | 10,674,165 | 8,948,339 |
| Retained earnings (accumulated deficit) | 2,836,368 | (544,282) |
| | 13,583,946 | 8,471,956 |
| Less: Cost of shares in treasury | (853,159) | (853,159) |
| Total shareholders' equity | 12,730,787 | 7,618,797 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $16,219,854 | $10,189,366 |

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